Exhibit 99.1

Corporación América Airports S.A. Reports June 2021 Passenger Traffic

Total passenger traffic was up 9.0x year-on-year, but declined 68.7% when compared to June 2019

LUXEMBOURG--(BUSINESS WIRE)--July 15, 2021--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 907.0% YoY increase in passenger traffic in June 2021, and a 68.7% decline when compared to the same period of 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2021 vs. 2020)
Statistics	Jun'21	Jun'20(3)	% Var.	YTD’21	YTD'20(1)(2)(3)	% Var.
Domestic Passengers (thousands)	1,148	126	809.8%	7,624	10,143	-24.8%
International Passengers (thousands)	566	55	921.4%	2,348	5,467	-57.1%
Transit Passengers (thousands)	356	24	1384.3%	2,015	1,946	3.5%
Total Passengers (thousands)	2,070	206	907.0%	11,986	17,556	-31.7%
Cargo Volume (thousand tons)	25.5	15.2	67.5%	151.1	130.6	15.7%
Total Aircraft Movements (thousands)	34.2	12.6	172.4%	194.2	207.1	-6.2%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2021 vs. 2019)
Statistics	Jun'21	Jun'19(1)(3)	% Var.	YTD’21	YTD'19(1)(3)	% Var.
Domestic Passengers (thousands)	1,148	3,658	-68.6%	7,624	22,704	-66.4%
International Passengers (thousands)	566	2,355	-76.0%	2,348	13,747	-82.9%
Transit Passengers (thousands)	356	610	-41.6%	2,015	4,125	-51.2%
Total Passengers (thousands)	2,070	6,623	-68.7%	11,986	40,577	-70.5%
Cargo Volume (thousand tons)	25.5	33.0	-22.6%	151.1	210.7	-28.3%
Total Aircraft Movements (thousands)	34.2	67.9	-49.6%	194.2	419.6	-53.7%

(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.
(3)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in June 2021 grew 9.0x YoY compared to the same period of last year, reflecting easier comparisons as June 2020 was highly impacted by the restrictions and travel bans to contain the COVID-19 pandemic. When compared to 2019, overall passenger traffic declined 68.7%, impacted by the COVID-19 pandemic across all countries of operations. However, this was a sequential improvement from the 73.6% decline reported in May 2021 vs 2019. International and domestic passenger traffic dropped 76.0% and 68.6%, respectively, from pre-pandemic levels of June 2019.

In Argentina, total passenger traffic increased 17.7x YoY. Against June 2019, overall passenger traffic declined 85.7%, with international passenger traffic declining 89.5%, impacted by tightened government restrictions to international flights, including a limit of 600 arriving international passengers per day starting the last week of June, while borders remain closed to non-resident foreigners, with limited exceptions. Domestic passenger traffic declined 84.3% compared to 2019, due to low passenger demand.

In Italy, passenger traffic grew 9.2x YoY. Passenger traffic against June 2019 declined 74.9%, recovering sequentially from the 89.8% drop in May. Both international and domestic passenger traffic improved sequentially decreasing 83.2% and 40.0%, respectively, in June 2021 against June 2019, recovering from the respective declines of 93.9% and 73.9% %, in May.

In Brazil, total passenger traffic was up 6.0x YoY. Compared to the same month in 2019, overall passenger traffic declined 39.3%, showing an improvement from the declines of 50.8% and 69.1% posted in May and April 2021, respectively, reflecting better sanitary conditions in the country and increased passenger demand.

Total passenger traffic in Uruguay increased 6.0x YoY, but declined 86.4% when compared to June 2019, still impacted by prolonged restrictions to air travel implemented by the government, including the closure of borders to non-resident foreigners, coupled with weak demand.

In Ecuador, passenger traffic increased 8.6x YoY. When compared to 2019, total traffic declined 45.9%, showing a sequential improvement from the 56.6% drop in May 2021. International passenger traffic dropped 28.9%, recovering sequentially from the 43.2% drop in May 2021 against 2019, while domestic passenger traffic declined 60.2% against June 2019.

In Armenia, total passenger traffic increased 13.0x YoY. Compared to June 2019, passenger traffic declined 28.9%, compared with the 23.4% decline reported in May 2021 vs 2019.

Cargo Volume and Aircraft Movements

Cargo volume increased 67.5% YoY. When compared to June 2019, total cargo volume dropped 22.6%, mainly driven by declines of 21.0% in Argentina, 37.3% in Brazil and 31.0% in Ecuador.

Aircraft movements increased 172.4% YoY. When compared to June 2019, Aircraft movements declined 49.6%, mainly as a result of a 61.5% decline in Argentina.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2021 vs. 2020)

	Jun'21	Jun'20	% Var.	YTD'21	YTD'20	% Var.
Passenger Traffic (thousands)
Argentina(1)	473	25	1770.0%	4,460	8,980	-50.3%
Italy	211	21	925.1%	399	1,026	-61.1%
Brazil(2)	837	120	596.7%	4,671	4,610	1.3%
Uruguay	22	3	634.2%	96	534	-82.0%
Ecuador	196	20	859.6%	889	1,015	-12.4%
Armenia	201	14	1298.2%	772	582	32.7%
Peru	131	2	6903.4%	700	809	-13.5%
TOTAL	2,070	206	907.0%	11,986	17,556	-31.7%

(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.

Cargo Volume (tons)
Argentina	13,439	9,453	42.2%	80,183	71,688	11.9%
Italy	1,254	1,118	12.2%	7,101	6,307	12.6%
Brazil	4,766	973	389.8%	30,135	18,872	59.7%
Uruguay(3)	2,295	1,809	26.9%	15,112	16,208	-6.8%
Ecuador	2,259	857	163.6%	9,649	9,735	-0.9%
Armenia	1,302	990	31.5%	7,546	6,629	13.8%
Peru	207	33	528.2%	1,359	1,184	14.8%
TOTAL	25,522	15,233	67.5%	151,084	130,622	15.7%
Aircraft Movements
Argentina	13,207	5,191	154.4%	92,856	105,801	-12.2%
Italy	3,551	1,218	191.5%	9,091	13,103	-30.6%
Brazil	8,521	3,052	179.2%	48,105	44,003	9.3%
Uruguay	1,157	364	217.9%	5,541	8,717	-36.4%
Ecuador	4,482	2,043	119.4%	23,228	21,571	7.7%
Armenia	1,789	372	380.9%	7,702	6,365	21.0%
Peru	1,531	328	366.8%	7,699	7,533	2.2%
TOTAL	34,238	12,568	172.4%	194,222	207,093	-6.2%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2021 vs. 2019)

	Jun'21	Jun'19	% Var.	YTD'21	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	473	3,312	-85.7%	4,460	21,221	-79.0%
Italy	211	839	-74.9%	399	3,779	-89.4%
Brazil(2)	837	1,380	-39.3%	4,671	9,254	-49.5%
Uruguay	22	158	-86.4%	96	1,142	-91.6%
Ecuador	196	361	-45.9%	889	2,231	-60.1%
Armenia	201	282	-28.9%	772	1,321	-41.5%
Peru	131	292	-55.0%	700	1,631	-57.1%
TOTAL	2,070	6,623	-68.7%	11,986	40,577	-70.5%

(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.

Cargo Volume (tons)
Argentina	13,439	17,020	-21.0%	80,183	110,842	-27.7%
Italy	1,254	1,042	20.3%	7,101	6,508	9.1%
Brazil	4,766	7,605	-37.3%	30,135	47,380	-36.4%
Uruguay(3)	2,295	2,105	9.0%	15,112	14,163	6.7%
Ecuador	2,259	3,275	-31.0%	9,649	21,150	-54.4%
Armenia	1,302	1,540	-15.4%	7,546	8,294	-9.0%
Peru	207	376	-44.9%	1,359	2,362	-42.5%
TOTAL	25,522	32,963	-22.6%	151,084	210,699	-28.3%
Aircraft Movements
Argentina	13,207	34,291	-61.5%	92,856	221,927	-58.2%
Italy	3,551	8,080	-56.1%	9,091	36,596	-75.2%
Brazil	8,521	11,945	-28.7%	48,105	78,375	-38.6%
Uruguay	1,157	1,937	-40.3%	5,541	15,851	-65.0%
Ecuador	4,482	6,544	-31.5%	23,228	40,940	-43.3%
Armenia	1,789	2,361	-24.2%	7,702	11,375	-32.3%
Peru	1,531	2,708	-43.5%	7,699	14,535	-47.0%
TOTAL	34,238	67,866	-49.6%	194,222	419,599	-53.7%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com/investors/events-and-presentations/press-releases/default.aspx

Category: Operational Statistic

Source: Corporación América Airports S.A.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411